      LIDJI & DOREY
                    attorneys • a professional corporation
December 13, 2005
Via Edgar and Telecopy (202.772.9368)
Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Lancer Corporation (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed November 10, 2005
Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and Subsequent Exchange Act Reports
File No. 1-9998
Dear Ms. Long:
     This letter is in response to the comments of the Securities and Exchange Commission (the “Commission”) contained in its letter of December 6, 2005, to Christopher D. Hughes, the Company’s Chief Executive Officer. On behalf of the Company, we submit the following responses to your comment letter. Each of your comments has been retyped below and is followed by our response.
Pre14A
1.	A summary term sheet beginning in the first or second page of your document is required by Item 1001 of Regulation M-A. See Item 14(b)(1) of Schedule 14A. If you intend for your summary section to serve as your term sheet, move it forward to begin on the first or second page of the document.

Response: The Company intended for its summary section to serve as its term sheet and as requested by the Commission, the Company has revised the proxy statement to provide for the summary to begin on the first page of the document.
Questions and Answers about the Special Meeting and the Merger, page 1
2.	You repeat information from the Q&A section in the summary section. The Q&A should not repeat information that appears in the summary section and vice versa. For purposes of eliminating redundancies and grouping together like information, view the Q&A and the summary as one section. For example, discuss procedural questions such as voting and appraisal procedures specific to the merger in Q&A, and place disclosures of the substantive aspects of the merger in the summary.
                    500 N. Akard    Suite 3500    Dallas, Texas    75201
                    214.774.1200    f 214.774.1212    lidjidorey.com

Securities and Exchange Commission
December 13, 2005

Response: The Company has revised the proxy statement to remove any redundancies between the Q&A and the summary section and has included only procedural questions in the Q&A and substantive aspects of the merger in the summary.

3.	Delete the word “generally” in the fourth Q&A on page 3 and under “Material U.S. Federal Income Tax Consequences” on page 10 because the word “generally” may imply that stockholders cannot rely on the disclosure. Delete also the word “general” and the word “certain” in the first sentence on page 37 under “Material U.S. Federal Income Tax Consequences” and the words “In general” in the second sentence on page 38 under “U.S. Holders” for the same reason.

Response: The fourth Q&A on page 3 has been removed now that the “Material U.S. Federal Income Tax Consequences” are addressed in the summary that now begins on page 1. The word “general” and the word “certain” in the first sentence on page 35 under “Material U.S. Federal Income Tax Consequences” and the words “In general” in the second sentence on page 36 under “U.S. Holders” have also been removed.
Adjournments and Postponements, page 17
4.	You state that signed proxies with no voting instructions will be voted for an adjournment, if necessary, to solicit additional proxies. Explain briefly that shareholders are being asked to vote on the adjournment of a meeting to solicit additional proxies and that a separate box on the proxy card has been provided for this purpose.

Response: The Company has added a brief explanation under the heading “Adjournments and Postponements” to clarify that stockholders are being asked to vote on the adjournment of a meeting to solicit additional proxies and that a separate box on the proxy card has been provided for that purpose.
Background of the Merger, page 19
5.	Identify in the fifth paragraph the members of senior management meeting with Houlihan Lokey.

Response: George F. Schroeder and Alfred A. Schroeder, the co-founders of the Company, Christopher D. Hughes, the Company’s Chief Executive Officer, Stonewall Fisher, the Company’s General Counsel, and Mark L. Freitas, the Company’s Chief Financial Officer, all met with Houlihan Lokey. The Company has included the names of these individuals in its discussion of the background of the merger in its revised Schedule 14A.
Reasons for the Merger, page 23
6.	Elaborate on each of the factors as necessary for investors to understand how consideration of the factors impacted the board of directors’ recommendation. For example, you list as a factor “the risks and uncertainties of pursuing other strategic options available to us.” How did each factor inform the board of directors’ recommendation? Review and revise, as necessary, the factors listed with this comment in mind.

Securities and Exchange Commission
December 13, 2005

Response: The Company has reviewed and revised the proxy statement to include a disclosure of how the Company’s board of directors’ recommendation was impacted by the factors discussed under the heading “Reasons for the Merger.”
Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., page 27
7.	Provide us one copy of any outlines summaries, reports, or board books prepared and furnished by Houlihan Lokey to Lancer’s board of directors.

Response: The Company has supplementally provided the Commission with one copy of the outlines summaries, reports, or board books prepared and furnished by Houlihan Lokey to Lancer’s board of directors. The Company hereby requests pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended, that the Commission either return to the Company or alternatively destroy all supplemental information upon the completion of the Commission’s review of the supplemental materials. The Company is engaged in a highly competitive business and disclosure of the supplemental information would likely cause substantial harm to the Company’s competitive position. In addition, the Company believes the return of the supplemental information is consistent with the Commission’s rules and regulations promulgated under the Freedom of Information Act. The Company believes the substantial competitive harm to be suffered by the Company if the commercial or financial information contained in the supplemental information was disclosed generally far outweighs the protection of investors. In that regard, the Company does not believe the disclosure of the supplemental information is either material to investors or necessary for their protection.
8.	Summarize briefly any written or oral presentation by Houlihan Lokey to Lancer’s board of directors. We note disclosure in the last paragraph on page 22 that Houlihan Lokey’s presentation to the board of directors was distributed in advance of the scheduled October 14, 2005 to each member of the board of directors.

Response: Houlihan Lokey’s oral presentation to the Board on October 14, 2005, consisted of an overview of the methodologies Houlihan Lokey undertook and the analyses it performed in connection with its determination that the merger was fair to the public stockholders from a financial point of view. The Company has revised the proxy statement to clarify this point.
Market Multiple Methodology, page 29
9.	The discussion of how Houlihan Lokey used the market multiple methodology to derive an enterprise value or EV is somewhat unclear. You state on page 30 that Houlihan Lokey applied selected revenue and EBITDA multiples to “certain adjusted operating results of the Company.” It seems the relevant operating results to apply to these multiples to would be Lancer’s revenue and EBITDA. Revise to clarify the reference to these operating results. This comment applies also to your discussion of the price to earnings and market capitalization to net tangible book value multiples.

Response: The Company has revised its disclosures related to its analyses of the market multiple methodology, as well as to its discussion of the price to earnings and market

Securities and Exchange Commission
December 13, 2005

capitalization to net tangible book value multiples to clarify that the Company’s references are to the Company’s revenue and EBITDA.

10.	Disclosure in the last paragraph on page 30 states adjustments were made to the indications of EV that were implied by the revenue and EBITDA multiples. Quantify the impact of these adjustments, explain why they were made, and discuss how the calculation of EV of Lancer differs from the calculation of EV for each of the other companies that Houlihan Lokey used to generate the ratios for this analysis.

Response: The impact of all adjustments that were made to the indications of EV that were implied by the revenue and EBITDA multiples have been quantified and disclosed in the revised discussion of the market multiple methodology, the price to earnings and market capitalization to net tangible book value multiples addressed in response to the Commission’s comment number nine above. Further, the calculation of EV of Lancer is the same as the calculation of EV for each of the other companies Houlihan Lokey used to generate the ratios for its analyses.

11.	The discussion how Houlihan Lokey used this methodology to derive value per share for Lancer is also somewhat unclear. You state that the impact of the exercise of in the money options was considered in determining value per share. However, options considered to be “in the money” are those whose exercise price was below the implied value per share. What value per share was used to determine which options were in the money if the implied value per share already accounts for these options?

Response: The Company has revised the proxy statement to clarify Houlihan Lokey’s methodology to derive value per share for the Company.

12.	We note disclosure in the second full paragraph on page 34 and also in the second full paragraph on page D-3 of annex D that “The Opinion . . . is not intended to, and does not, confer any rights or remedies upon any other person.” Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion or other limitations on whom may rely on the opinion are inconsistent with disclosure relating to the opinion. Please revise. Houlihan Lokey should revise also its opinion filed as annex D to the proxy statement to delete this limitation.

Response: The disclosure in the sixth full paragraph under the heading “Determination of Fairness” and the second full paragraph on page D-3 of annex D has been revised to remove any references to rights or remedies of any other person.

13.	Revise disclosure in the third paragraph on page 34 to state that Houlihan Lokey consents to the use of its opinion and related disclosure in this proxy statement. Similarly, Houlihan Lokey should remove from its opinion the proviso that inclusion of the opinion and its description is subject to its prior approval and include instead a clear statement that Houlihan Lokey has consented to these matters.

Response: The disclosure in the sixth full paragraph under the heading “Determination of Fairness” regarding Houlihan Lokey Financial Advisors’ consent has been removed, and the last paragraph on page 25 and annex D has been revised to include Houlihan Lokey Financial Advisors’ express consent to the use of its opinion in the Company’s proxy statement.

Securities and Exchange Commission
December 13, 2005

14.	Disclosure in the third full paragraph on page 35 the compensation of Houlihan Lokey for its services as financial advisor. Disclose separately the amount for the fairness opinion which is not contingent upon completion of the transaction and the remaining amount which is contingent upon completion. Disclose compensation paid or to be paid to Houlihan Lokey, Houlihan Lokey Capital, and any of their affiliates for any other services to Lancer or any affiliates in the most recent two years. Alternatively, confirm to us that there was none. See Item 14 of Schedule 14A, Item 9 of Schedule 13E-3, and Item 1015(b)(4) of Regulation M-A.

Response: The Company has included in its disclosure in the last full paragraph before the heading “Interests of the Company’s Directors and Executive Officers in the Merger” the total compensation to be paid to Houlihan Lokey for its services as financial advisor to the Company and the total amount of compensation to be paid to Houlihan Lokey Financial Advisors for rendering its fairness opinion and, in each case has indicated if any portion of the compensation is contingent upon completion of the pending transaction. Further, the Company has disclosed that it has not paid any other compensation to either Houlihan Lokey or Houlihan Lokey Financial Advisors in the last two years.
Change of Control Payments Under Existing Employment Agreements, page 36
15.	Clarify whether Messrs. Christopher D. Hughes and Mark L. Freitas will receive the benefits of these agreements as a result of this transaction. If so, quantify the benefits that they will receive.

Response: The Company has clarified its disclosure of Messrs. Hughes and Freitas’ change of control agreements, which provide that no amounts are due and payable following a change of control unless following such change of control either executive resigns for good reason or is terminated without cause. The company has also quantified the amount of base salary payable to each executive upon the occurrence of the foregoing double trigger.
New Employment Arrangements Following the Merger, page 37
16.	State the capacities in which Messrs. Alfred A. and George F. Schroeder are currently employed by Lancer and will be employed by Hoshizaki under the new employment agreements.

Response: Messrs George F. Schroeder and Alfred A. Schroeder are currently employed by the Company as non-executive officer employees and have the respective titles of co-founder. Under the terms of their new employment agreements with the surviving corporation, Mr. George F. Schroeder will be employed as the Founder in Charge of Integration and Mr. Alfred A. Schroeder will be employed as the Founder in Charge of Research and Development, with the duties and responsibilities specifically assigned to each of them from time to time by the President of the surviving corporation. The Company has revised the proxy statement to include this additional information.

Securities and Exchange Commission
December 13, 2005

The Merger Agreement, page 41
17.	Revise language in this section’s first paragraph’s third sentence that can be read to imply that Lancer’s stockholders do not have rights under the United States federal securities laws for disclosures of the merger agreement and other information contained in the proxy statement.

Response: The Company has revised its disclosure in this section’s first paragraph’s third sentence to remove any implication that Lancer’s stockholders do not have rights under the United States federal securities laws for disclosures of the merger agreement and other information contained in the proxy statement.

18.	We note the disclaimers on pages 44 and 45 that the representations and warranties “may or may not be accurate as of the date they were made and do not purport to be accurate as of the date of this proxy statement.” You are responsible for considering whether additional specific disclosures in the proxy statement are required to put into context information about the representations and warranties so that the information in the proxy statement is not misleading.

Response: The Company has considered the Commission’s comment in light of the disclaimers on pages 44 and 45 and does not believe additional specific disclosures in the proxy statement are required to put into context information about the representations and warranties so that the information in the proxy statement is not misleading.
Dissenters’ Rights, page 59
19.	Clarify in this section’s third paragraph that the summary includes the material provisions of Texas law relating to dissenter’s rights.

Response: The Company has revised its disclosure in the third paragraph under the heading “Dissenters’ Rights” to clarify that the summary includes the material provisions of Texas law relating to dissenter’s rights.
Submission of Stockholder Proposals, Page 62
20.	Explain briefly in this section’s second paragraph what the bylaws’ requirements for submission of proposals are.

Response: The Company has removed any reference to the Company’s bylaws from this section since the Company’s bylaws do not include specific requirements for the submission of proposals by stockholders.
Where You Can Find Additional Information, page 62
21.	Include the Commission’s filing number for filings by Lancer under the Exchange Act.

Securities and Exchange Commission
December 13, 2005

Response: The Company has added its Commission filing number under the heading “Where You Can Find Additional Information.”
Current Report on Form 8-K dated October 18, 2005 and filed October 19, 2005
Exhibit 2.1
22.	File a list to identify briefly the contents of all omitted schedules or similar supplements to the merger agreement. See Item 601(b)(2) of Regulation S-K.

Response: The Company has included a list to identify the contents of all omitted schedules or similar supplements to the merger agreement with its Amendment No. 1 to Current Report on Form 8-K, originally filed by the Company on October 19, 2005.
Closing
     As requested by the Commission, attached to this response letter is a written statement from the Company acknowledging that:
                  •     Lancer is responsible for the adequacy and accuracy of the disclosures in the filings;
                  •     The Company’s comments or changes to the disclosures in response to the Commission’s comments do not foreclose the Commission from taking any action on the filings; and
                  •     Lancer may not assert the Commission’s comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.
     Contemporaneously with the filing of this correspondence, the Company is filing a revised Preliminary Schedule 14A and Amendment No. 1 to its Current Report on Form 8-K, which was originally filed on October 19, 2005. Further, as a courtesy to the Commission, we are sending three marked courtesy copies of the updated Schedule 14A to the Commission under separate cover. If you have any questions concerning this response, please call me at 214.774.1200.

Respectfully submitted,

Securities and Exchange Commission
December 13, 2005

cc:	Christopher D. Hughes
Wayne Bradley
Rick Lacher
Brian M. Lidji

CERTIFICATE
OF
LANCER CORPORATION
     The undersigned, being the Chief Executive Officer of Lancer Corporation (“Lancer” or the “Company”), does hereby certify as follows:
     1. Lancer is responsible for the adequacy and accuracy of the disclosures in the filings;
     2. The Company’s comments or changes to the disclosures in response to the Commission’s comments do not foreclose the Commission from taking any action on the filings; and
     3. Lancer may not assert the Commission’s comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.
     IN WITNESS WHEREOF, the undersigned has executed this certificate as of this 13th day of December, 2005.

LANCER CORPORATION

By:	Christopher D. Hughes
Christopher D. Hughes, Chief Executive Officer